INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

October 27, 2006

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

Introduction

This Management Discussion & Analysis for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the three months ended August 31, 2006 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of October 27, 2006, and should be read in conjunction with the Company’s unaudited consolidated financial statements and the accompanying notes for the period ended August 31, 2006 and the Company’s audited consolidated financial statements for the year ended May 31, 2006.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.  The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This management discussion and analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Overall Performance

During the period, the Company acquired a portfolio of seven mineral exploration projects in Alaska (the “Sale Properties”), aggregating 246 square kilometres, from AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”).  AngloGold is a global gold company with 21 operations on four continents, including a substantial project pipeline and an extensive, worldwide exploration program.  AngloGold is listed on the New York, Johannesburg, Ghanaian, London and Australian stock exchanges, as well as the Paris and Brussels bourses.

Concurrently with the closing of the AngloGold acquisition, the Company also entered into option/joint venture agreements with AngloGold with respect to two additional mineral properties in Alaska (the “Optioned Properties), being the LMS Project (61 square kilometres) and Terra Project (118 square kilometres).

In September, 2006, the Company also acquired the West Tanana Project in Alaska from Doyon Limited.

The Company’s plans over the next 12 months are to proceed with the proposed 2006 and 2007 exploration programs its existing Alaskan properties and its long-term goal is to continue to carry out exploration of the Alaskan properties, as warranted, subject to funding, and to seek out and acquire additional properties for exploration and development.

Acquisitions and Financings

AngloGold Property Acquisition

On August 4, 2006, pursuant to the Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006 with AngloGold and Talon Gold Alaska, Inc. (wholly owned Alaskan subsidiary), the Company acquired all of AngloGold’s interest in a portfolio of seven mineral exploration projects in Alaska (aggregating 246 square kilometres) (the “Sale Properties”) in consideration of the issuance of 5,997,295 common shares in our capital stock, representing approximately 19.99% of the issued shares following the closing of the acquisition and the private placement financings set forth below.  AngloGold has the right to maintain its percentage equity interest in our shares, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.  As a result of this transaction, AngloGold is now an insider of the Company.

As further consideration for the transfer of the Sale Properties, AngloGold was granted a 90 day right of first offer with respect to the Sale Properties and any additional mineral properties in which the Company acquires an interest and which interest the Company proposes to farm-out or otherwise dispose of.  If AngloGold’s equity interest in the Company’s issued shares is reduced to less than 10%, then this right of first offer will terminate.

On closing, the Company further entered into option/joint venture agreements with AngloGold with respect to two additional mineral projects in Alaska held by AngloGold, referred to as the LMS (61 sq. km.) and Terra (118 sq. km.) properties (the “Optioned Properties”).

With respect to the LMS property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of US $3.0 million within four years, of which we have committed to incur minimum exploration expenditures of US $1.0 million during the 2006 calendar year and, in order to maintain the option, of US $750,000 during the 2007 calendar year.  Upon having earned our 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US $4.0 million in exploration expenditures over a further two years.

With respect to the Terra property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of US $3.0 million within four years, of which we have committed to incur minimum exploration expenditures of US $500,000 during the 2006 calendar year and, in order to maintain the option, of US $750,000 during the 2007 calendar year.  Upon having earned our 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US $4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further expenditures or its interest in the property will be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

AngloGold was funding the property and exploration program expenditures on the Sale Properties and the Optioned Properties since July 1, 2006, and the Company has reimbursed AngloGold in the amount of US$478,093 for all such expenditures.

Closing of Private Placements

On August 4, 2006 the Company completed a non-brokered private placement of 7,999,718 units at a price of $0.56 per unit for gross proceeds of $4,479,842 (approximately US $3.975 million).  Each unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant entitles the holder, on exercise, to purchase one additional common share at a price of $1.00 until August 4, 2008.  Cardero Resource Corp., a public company headquartered in Vancouver, B.C., purchased 4,000,000 units in this placement.  As a result of this purchase, Cardero is now an insider of the Company.

On August 4, 2006 the Company also completed a brokered private placement of 4,987,483 units and a non-brokered private placement of 612,122 units, for a total of 5,599,605 units, at a price of $1.25 per unit for gross proceeds of $6,999,506 (approximately US $6.21 million).  Each unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at a price of $1.50 until August 4, 2008.  The agent in the brokered placement received a commission of 349,123 units having the same terms as the units in the offering.  In addition, the agent received 498,748 compensation options.  Each compensation option entitles the agent to purchase one common share at a price of $1.30 until August 4, 2008.  The agent was also paid a corporate finance fee of $15,000.

All of the securities issued in connection with the AngloGold property acquisition and the private placements are subject to a hold period expiring on December 5, 2006.

The proceeds from the placements will be used primarily to fund the proposed 2006 and 2007 exploration programs on the Sale Properties and the Optioned Properties (including the reimbursement to AngloGold for expenditures since July 1, 2006), for the review and potential acquisition of additional properties, for work programs on any additional properties so acquired and for working capital.

As a result of the completion of the AngloGold acquisition and the private placements, the Company has, as at October 27, 2006, 30,007,924 shares outstanding (37,480,894 fully diluted).

Property Descriptions and Current Exploration Activities

Sale Properties

Livengood

The Livengood property as acquired from AngloGold consists of 20 United States Federal unpatented lode mining claims, comprising approximately 161 hectares, held under lease by the Company from two individuals, approximately 1,465 hectares of Alaska State lands held under lease from the State of Alaska and an additional 22 Alaska State mining claims, comprising approximately 1,425 hectares, held 100% by the Company.  The property is located 100 kilometres north of Fairbanks, Alaska, and straddles the paved Elliot Highway.  To date, AngloGold has drilled a total of 12 holes on the property.  Based upon the results of this drilling, together with the results from 12 other historic drill holes, AngloGold has identified a large near-surface zone of low-grade gold mineralization.  The best drill hole intersection from the AngloGold program was 138 metres of 1.1 g/t Au.

Following the closing of the acquisition from AngloGold, the Company completed the acquisition of an additional 28 km2 land package bordering the existing property and began a 2500 meter core drilling program designed to test the project’s bulk tonnage potential.

The main bulk tonnage target on the Livengood property has been defined by a series of soil and rock surveys conducted over the past 15 years, which collectively define a mineralized area approximately 5 km2 in area.  The historic data also includes 19 holes drilled prior to AngloGold’s involvement and 12 reverse circulation and core holes drilled by AngloGold in 2003 and 2004 respectively.  Approximately 30% of these 12 holes were mineralized above 0.3 g/t gold with an overall average of approximately 0.85 g/t gold.  The project has had no definitive metallurgical work, although preliminary work indicates the presence of a coarse gold component which is variably oxidized.  Gold characterization studies will be initiated in the current phase of work.  Given the broad distribution of the surface and drill hole gold values in the target area, ITH believes the project has considerable potential to develop a large, bulk mineable, sediment hosted, gold deposit.

Geologically, gold mineralization is dominantly associated with multiple stages of quartz veins containing variable amounts of pyrite, arsenopyrite, stibnite, and trace elements indicative of a large, high level gold system with similarities to the nearby Donlin Creek deposit (reported 16.6 million ounce measured and indicated gold resource – see NovaGold Resources Inc. September 25, 2006 press release).  Vein and associated disseminated mineralization are best developed within a volcano-sedimentary rock package that lies in the lower plate of a major thrust sequence and is spatially and possibly genetically associated with a ~90 million year old (Tintina age) dike and sill complex.

The latest land acquisition at the Livengood project covered 169 State of Alaska claims, which have been leased from private parties and cover extensions of the Livengood mineralized zone.  The 10 year renewable lease agreement requires ITH to make yearly lease payments, meet yearly work commitments and pay a sliding scale royalty to the lessors as described below (all in USD):

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Payments:  $75,000 at signing, $50,000/yr in years 2-5 and $100,000/yr in years 6-10

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Work Commitments:  $100,000 in year 1, $200,000 in years 2-5 and 300,000/yr in years 6-10

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Royalty:  2-5% NSR from a gold price of $350/oz to $500/oz

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ITH is responsible for all land costs and assessment work commitments for the claims.

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ITH has an option to buy 100% of the underlying interest in the property for $10,000,000.

The Company’s 2006 exploration program on the Livengood property consists of follow-up surface sampling and an additional 2,000 metres of diamond drilling and is estimated to cost approximately US$0.8 million.

West Pogo

The West Pogo property as acquired from AngloGold consists of 96 Alaska State mining claims, comprising approximately 1,940 hectares.  The Property is located 50 kilometres north of Delta Junction, Alaska and lies on the western boundary of the Teck – Sumitomo Pogo joint venture property.  The property was owned 100% by AngloGold.  Work to date by AngloGold has been limited to a widely spaced soil survey and drilling of one “wildcat” hole, which was weakly anomalous (1.3 metres of 0.6 g/t Au).

In 2006 the Company completed an extension of the west side of the existing soil grid at a cost of approximately US$0.06 million.

Coffee Dome

The Coffee Dome property as acquired from AngloGold consists of 27 Alaska State mining claims, comprising approximately 1,748 hectares, of which 21 were owned 100% by AngloGold and 6 are held under a 20-year extendable mineral lease from an individual.  The property is located 15 kilometres northeast of the Fort Knox mine.  Work to date by AngloGold has focused on soil and rock sampling, which has returned encouraging results.

The Company’s proposed 2006 exploration program on the Coffee Dome property consists of additional surface sampling to define drill targets and is estimated to cost approximately US$0.1 million.

Gilles

The Gilles property as acquired from AngloGold consists of 48 Alaska State mining claims, comprising approximately 3,103 hectares, and is located 30 kilometres north of Delta Junction, Alaska.  The property was owned 100% by AngloGold.  Work to date by AngloGold has focussed on soil sampling and geophysical data analysis that has defined a number of gold and trace element anomalies.

The Company’s proposed 2006 exploration program on the Gilles property consists of additional surface sampling to refine drill targets and is estimated to cost approximately US$0.1 million.

Caribou

The Caribou property as acquired from AngloGold consists of 767 hectares of Alaska State lands which were held by AngloGold under a 3-year renewable mineral lease from the State of Alaska.  The property is located 75 kilometres north of Delta Junction, Alaska.  Work to date by AngloGold has focussed on soil and rock chip sampling, which has identified a strong zone of alteration and mineralization, with gold values up to 2.0 g/t.

Based on results to date and the location of the project, the Company has decided not to carry out any further work itself, and is presently seeking a partner for the Caribou project.

Blackshell

The Blackshell property as acquired from AngloGold consists of 35 Alaska State mining claims, comprising approximately 2,265 hectares, and is located 80 kilometres east of Fairbanks, Alaska.  The property was owned 100% by AngloGold.  Work to date by AngloGold has focussed on stream silt sampling and geophysical data analysis to define the mineralized target area.

The Company’s proposed 2006 exploration program on the Blackshell property consists of soil and rock chip sampling, in conjunction with geologic mapping, to further define the extend of the previously identified mineralization and is estimated to cost approximately US$0.2 million.

Chisna

The Chisna property as acquired from AngloGold consists of 12,000 hectares of State of Alaska mining claims.  The property hosts a high sulfidation alteration system with anomalous copper, gold and silver.  In 2006 the Company has conducted stream silt, soil and rock chip sampling on the Chisna project at a cost of approximately US$0.15 million.

The Optioned Properties

LMS

The LMS property as acquired from AngloGold consists of 92 Alaska State mining claims, comprising approximately 5,950 hectares, and is located 15 kilometres north of Delta Junction, Alaska.  The property was owned 100% by AngloGold.  Work to date by AngloGold has identified an outcropping mineralized zone with over 300 meters of strike length, on which AngloGold has conducted three drill campaigns, each returning a number of significant high-grade intercepts.

Significant Intercepts from 2005 (LM-05) and 2006 (LM-06) LMS Drilling

Hole ID	TD (m)	From (m)	To (m)	Width (m)	Grade (g/t Au)	Area
LM-05-01	91.4	1.5	32	30.48	1.1	Camp Zone
	includes	3.1	7.6	4.6	4.1
	includes	9.14	15.2	6.1	1.3
LM-05-02	109.7	7.62	12.2	4.6	1.1	Camp Zone
		25.91	29.0	3.1	3.8
	includes	25.91	27.4	1.5	7.3
LM-05-03	91.4	13.72	16.8	3.0	1.5	Camp Zone, South
LM-05-04	91.4		None			Recon Target
LM-05-05	91.4		None			Recon Target
LM-05-06	91.4		None			Recon Target
LM-05-07	121.9	19.8	45.7	25.9	1.2	Camp Zone
	includes	27.4	35.1	7.6	2.5
LM-05-08	91.4		None			Recon Target
LM-05-09	91.4		None			Recon Target
LM-05-10	91.4		None			Recon Target
LM-05-11	261.0	109.7	125.1	15.4	3.4	Camp Zone
	includes	109.7	113.5	3.8	1.4
	includes	121.9	125.1	3.2	13.7
		140.7	142.7	2.0	1.8
LM-05-12	264.6	143.0	146.3	3.4	21.5	Camp Zone
	includes	144.2	146.3	2.1	32.4
		158.8	159.7	0.9	1.7
		171.8	173.3	1.5	49.3
LM-05-13	244.5	46.6	51.2	4.6	4.0	Camp Zone
	includes	46.6	48.2	1.5	5.2
		53.8	56.4	2.6	2.1
		67.1	68.6	1.5	1.2
LM-05-14	154.8	61.3	62.8	1.5	1.8	Camp Zone
		69.0	70.5	1.5	1.1
		96.9	99.8	2.9	1.7
LM-05-15	268.8	78.0	78.8	0.8	2.0	Camp Zone, South
LM-05-16	244.6	105.2	109.4	4.2	2.0	Camp Zone, North
LM-05-17	241.8	57.9	58.6	0.7	1.8	Camp Zone, North
		95.8	96.3	0.5	1.3
		137.5	139.0	1.5	2.5
LM-06-18	291.1		None			Recon Target
LM-06-19	86.9		None			Water Well Hole
LM-06-20	85.3		None			Water Well Hole
LM-06-21	335	165.7	166.0	0.3	4.1	Camp Zone
		213.6	215.3	1.7	2.1
	includes	213.6	214.2	0.6	3.6
	includes	215.0	215.3	0.3	3.3
		227.4	228.0	0.6	3.4
		233.6	234.2	0.6	1.3
		242.6	243.3	0.7	3.0
		258.2	258.5	0.4	2.7
		262.3	262.6	0.3	1.1
		279.2	280.9	1.7	2.8
	includes	279.2	279.5	0.3	10.0
		279.5	280.9	1.4	1.3
		295.7	297.2	1.5	5.1
	includes	295.7	296.2	0.5	13.0
	includes	296.9	297.2	0.4	3.6
		299.9	302.7	2.8	29.1
	includes	299.9	301.6	1.7	1.9
	includes	302.1	302.7	0.7	117.0
		308.8	309.4	0.6	24.0
LM-06-22	435.3	282.6	282.9	0.2	5.1	Camp Zone
		296.8	297.2	0.4	6.8
		326.9	327.1	0.2	5.0
LM-06-23	390.5	118.6	119.8	1.2	4.3	Camp Zone
	includes	118.6	119.1	0.5	8.6
		350.3	351.1	0.8	2.0
		365.0	365.9	0.9	1.1
LM-06-24	490.3	175.9	178.7	2.8	7.4	Camp Zone
	includes	175.9	176.6	0.8	15.4
	includes	178.0	178.5	0.5	13.1
		179.5	180.3	0.8	9.6
	includes	179.5	179.8	0.2	17.2
		245.9	246.6	0.7	1.4
		251.2	251.8	0.6	1.7
		286.1	286.5	0.4	2.9
		416.8	417.4	0.6	1.3
		474.4	474.8	0.4	1.0
LM-06-25	In Progress					Camp Zone
LM-06-26	386.2	117.4	118.1	0.7	1.3	Camp Zone, NW
		225.9	227.1	1.2	7.5
		237.7	238.8	1.0	2.0
		267.3	267.9	0.6	4.0
		269.8	272.2	2.4	4.9
		282.2	286.2	4.0	11.8
	includes	282.2	283.7	1.4	27.7
	includes	285.6	286.2	0.6	10.0
		296.6	297.2	0.6	1.1
		306.0	306.8	0.8	7.0
		320.7	321.1	0.4	1.6
		380.3	380.9	0.6	22.3
LM-06-27	172.5	Lost Hole	None			Camp Zone, East
LM-06-28	454.2		None			Recon Target
LM-06-29	465.4	153.5	158.6	5.1	10.1	Camp Zone
	includes	153.5	154.8	1.3	32.8
		167.9	168.5	0.6	4.0
		182.1	183.9	1.8	706.8
	includes	182.1	182.9	0.8	1540.0
	includes	183.5	183.9	0.4	10.4
		375.2	375.5	0.3	2.3
		392.8	393.6	0.8	2.4
		435.3	435.8	0.5	4.9
		452.1	453.6	1.5	1.9

The current phase of drilling has extended mineralization at the Camp Zone approximately 500 meters along strike, over 200 meters in width and to a depth of at least 300 meters.  The Camp Zone is only one of 6 currently defined surface soil anomalies occurring along a 6 kilometre long gold mineralized trend at LMS.

The most recent intercepts define a high-grade mineralized zone occurring within a thrusted, faulted and folded block of schist and gneiss units.  To date, a total of 33 drill holes (7,400 metres) have been completed on the property, of which 21 holes (4,800 metres) have tested the Camp zone.  Significant intercepts include 2.8 metres @ 29.1 g/t gold in LM-06-21, 4 metres @ 11.8 g/t gold in LM-06-26 and 1.8 metres @ 706.8 g/t gold (including 0.8 metres @ 1540 g/t) in LM-05-29.

High-grade gold mineralization at LMS commonly occurs in late stage quartz stockwork veins hosted within brecciated siliceous graphitic horizons in schist and gneiss units which are parallel to a thrust contact.  These stockwork zones appear to be related to a west-northwest trend of mineralization which is currently open to the east, west and at depth.  Native gold is common within the high-grade zones, often exceeding values of 10g/t gold.

Results to date suggest that the multi-phase gold mineralization intersected may be marginal to a larger more proximal intrusion related system.  The 2006 exploration program on the LMS property consists of approximately 5,500 metres of diamond drilling and is estimated to cost approximately US$2 million.

Terra

The Terra property as acquired from AngloGold consists of 177 Alaska State mining claims, comprising approximately 11,461 hectares, and is located 200 kilometres west of Anchorage, Alaska.  172 of the mining claims were owned 100% by AngloGold, while 5 are held under a 10-year renewable mineral lease from an individual.  Work to date by AngloGold has identified a number of high-grade epithermal veins as well as base metal rich intrusion breccias.  To date, 12 holes have been drilled, returning 34 vein intersections which average 16g/t gold.

One of these vein systems was tested with 6 holes and continuity was defined along +100 metres of strike extent and 250 metres down dip, returning an average grade over a nominal 1 metre width of 23.5 g/t gold with the vein system remaining open along strike and at depth.

The initial target zone has been expanded to 8 kilometres in strike length and has returned many highly anomalous rock samples highlighting the property’s significant gold potential, where the average grade of all rock samples collected to date exceeds 10 g/t gold (750 samples).

Selected Terra Drill Hole Intercepts from 2005 AngloGold Drill Program

The 2006 exploration program on the Terra property consists of approximately 750 metres of diamond drilling and is estimated to cost approximately USD 1.0 million.

Siwash Creek Property

The Company did not carry out any work on the Siwash Creek Property during the period.

Additional Property Acquisitions

Subsequent to the end of the quarter, the Company acquired one additional Alaskan property.

West Tanana

In September, 2006 the Company acquired, from Doyon, Limited, an Alaska Native Regional Corporation, by way of a mining exploration agreement with option to lease, the West Tanana project, a highly prospective land package totalling approximately 23,000 hectares.  The project is located 250 kilometres west of Fairbanks, Alaska and has barge access, via the Yukon River, to a road network developed for historic placer gold mining.

The geologic setting of the West Tanana property is similar to that in the Goodpaster District, which hosts the Pogo deposit (+5M ounces gold) and ITH’s new LMS discovery (where previous drilling has intersected values up to 2.8m @ 29.1 g/t gold – see press release of September 5, 2006).  Geologically, the West Tanana project area is bound to the south by a major terrane structure and underlain by a thick sequence of metamorphic rocks that have been intruded, approximately 100 million years ago, by a batholith which correlates to the main stage Tintina gold event.

The West Tanana property contains a number of significant gold and ‘pathfinder’ trace element soil anomalies which have never been drill tested.  The best developed target to date, known as the Monday Creek soil anomaly, covers an area of roughly 1.5 km x 1 km and is open in all directions.  A total of 117 follow-up soil anomaly confirmation samples taken by ITH have confirmed and expanded these historic anomalies, returning soils values ranging from 3 ppb to 1010 ppb gold.  Within this anomalous zone are several parallel north-east-trending gold and pathfinder geochemical anomalies.  These anomalies are currently interpreted by ITH to reflect stacked, low angle mineralized structures.

Data provided by Doyon on ‘historical’ trenching conducted in the 1990’s referenced a pair of 0.5 metre wide, north-east trending shears with vein quartz and silicified schist.  Historical samples from the shear are reported to have ranged in grade from 5-16 g/t gold with greater than 10,000 ppm arsenic, 10-100 ppm bismuth, and 1-4 ppm tellurium, but this has yet to be confirmed by the ongoing ITH project evaluation program.  The geochemical signature of this mineralization appears to be proximal magmatic and very similar to that found in the Pogo deposit.

Two other highly significant but less explored targets areas have been defined on the West Tanana land package.

The 2006 ITH exploration program which is currently underway will infill and expand the soil grid in the Monday Creek area in preparation for trenching in 2007.  In addition, regional prospecting and sampling will be carried out over the Racine Creek area and other previously defined geochemical anomalies on this large under explored land package.  The anticipated cost of this program is approximately USD 80,000 and it is estimated to take approximately 4 weeks to complete.

The agreement with Doyon is a two stage Exploration Option/Mining Lease, whereby ITH has the option to enter into one or more mining leases over some or all of the Doyon conveyed lands (25,920 acres) and up to 3 leases totalling 8,000 acres over the Doyon selected lands (25,872 acres) subject to the exploration option agreement.

In order to maintain the option to lease in good standing, ITH is required to pay Doyon USD 350,000 over six years (five years plus one year extension, USD 50,000 first year,) make annual scholarship donations of USD 10,000 per year, and incur exploration expenditures totalling USD 2,625,000, subject to reduction to USD 2,125,000 if the lands subject to the option are reduced by 50% or more (USD 75,000 commitment for the first year).  If ITH does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of ITH.

At any time during the option period, ITH may enter into a mining lease with Doyon Limited with respect to any one or more area(s) of the lands in respect of which it has expended at least USD 600,000, carried out at least 10,000 feet of core drilling, and submitted a pre-feasibility study.  Each mining lease will have a term of 15 years and for so long thereafter as commercial production continues and requires advance minimum royalty payments of USD 250,000 per year during the first five years of the term.  ITH is also required to incur minimum mandatory exploration expenditures equal to the greater of USD 25/acre or USD 250,000 for each of the first five years and USD 50/acre or USD 500,000 in the sixth and each succeeding year.  If, on or before the 5th year of the term, ITH has not produced a feasibility study and made a production decision, the annual advance minimum royalty payments increase to USD 500,000.  Advance royalty payments are credited against 50% of production royalties.

Upon commencement of commercial production, ITH is required to pay a production royalty on precious metals, calculated as the greater of 2% of net smelter returns pre-payout and 4% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout, and on base metals, calculated as the greater of 1% of net smelter returns pre-payout and 3% of net smelter returns post-payout or 10% of net profits pre-payout and 20% of net profits post payout.  Payout occurs when ITH has recouped cumulative gross revenues from production equal to its cumulative expenditures since the effective date of the lease.  Upon ITH having made a production decision with respect to any leased area, Doyon will also have the right to acquire a minimum of 5%, and a maximum of 10%, participating interest in ITH’s interest in that leased area by contributing an amount equal to 2.25 times Doyon’s elected percentage of ITH’s cumulative project expenditures to the joint venture to be formed upon Doyon’s election to participate.  Such contribution will be applied to fund 100% of joint venture expenditures until exhausted, following which each party will be required to contribute its pro rata share of further expenditures.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this management discussion and analysis with respect to the Company’s mineral properties.  Dr. Cruise is the Vice President-Exploration of Cardero Resource Corp.  Cardero recently acquired a 13.3% equity position in ITH.

The work programs at the Company’s Alaskan properties have been designed and are supervised by Jeffrey A. Pontius, President of Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the exploration programs on ITH’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

2006 Annual General Meeting Results

At the 2006 annual general meeting held on September 22, 2006, Messrs. Hendrik Van Alphen and Benjamin Guenther were elected, and Messrs. Anton Drescher, Rowland Perkins and Gerhard Drescher were re-elected, as directors of the Company.  In addition, the directors have appointed the following officers for the ensuing year:

Hendrik Van Alphen

-

Chairman

Jeffrey Pontius

-

President and Chief Executive Officer

Michael Kinley

-

Chief Financial Officer

Russell Myers, Ph.D

-

Vice-President, Exploration

Quentin Mai

-

Vice-President, Corporate Communications

Lawrence Talbot, LLB

-

Vice-President & General Counsel

Marla Ritchie

-

Corporate Secretary

Profiles of management are available at the Company’s website www.internationaltowerhill.com.  All resolutions placed before the shareholders, including the required yearly approval of the Company’s 2006 Incentive Stock Option Plan, were passed unanimously.  Messrs. MacKay LLP were re-appointed as auditors for the Company for the next year.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan property interests (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Summary of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at October 27, 2006, the total number of issued and outstanding common shares was 30,007,924 common shares.

Options

There are currently no outstanding incentive stock options granted pursuant to the 2005 Stock Option Plan.

Pursuant to the Company’s brokered private placement completed on August 4, 2006, the agent received compensation options of 498,748 options.  Each compensation option entitles the agent to purchase one additional common share at a price of $1.30 until August 4, 2008. This option is outstanding at August 31, 2006.

Warrants

Warrant transactions are summarized as follows:

	Three months ended August 31, 2006		Year ended May 31, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	1,000,000	$0.26	-	-
Issued – non-brokered private placement	3,998,859	$1.00	1,000,000	$0.26
Issued – brokered private placement	2,799,802	$1.50	-	-
Issued – agent commission	174,561	$1.50	-	-
Exercised	(50,000)	($0.26)	-	-

Warrants exercisable, end of period	7,923,222	$1.10	1,000,000	$0.26

Selected Annual Information

Please see Management Discussion and Analysis for the fiscal year ended May 31, 2006.

Selected Quarterly Financial Information

Description	August 31, 2006 $	August 31, 2005 $	May 31, 2006 $	May 31, 2005 $
	(three months)	(three months)	(annual)	(annual)
Interest Income	26,296	5	348	132
Consulting	37,602	15,000
Property investigation	134,903	-
Professional fees	36,855	6,060
Foreign exchange	55,528	-
Net income or loss
Total	(358,395)	(27,940)	(127,228)	(121,483)
Per share	(0.02)	(0.00)	(0.01)	(0.01)
Total Current Assets	10,614,854	40,380	20,415	40,788
Mineral Properties	9,863,902	1,026,512	1,030,316	1,026,512
Long term financial liabilities	0	0	0	0
Cash dividends	N/A	N/A	N/A	N/A

Summary of Quarterly Results

Description	Three months ended Aug. 31 2006 $	Year ended May 31 2006 $	Nine months ended Feb 28 2006 $	Six months ended Nov. 30 2005 $	Three months ended Aug. 31 2005 $	Year ended May 31 2005 $	Nine months ended Feb 28 2005 $	Six months ended Nov. 30 2004 $
Interest Income	26,296	348	342	6	5	132	127	5
Net income or loss for period
Total	(358,395)	(127,228)	(100,057)	(78,604)	(27,940)	(121,483)	(50,120)	(45,881)
Per share	(0.02)	(0.01)	(0.01)	(0.008)	(0.003)	(0.01)	(0.005)	(0.005)

Results of Operations

For the three months ended August 31, 2006, the Company incurred losses of $358,395 as compared to net losses of $27,940 for the period ended August 31, 2005.  This is due to a significant increase in general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold.

General and administrative (operating) expenses for the period consisted of consulting fees of $37,602 (2005 - $15,000) which increased due to the Alaskan subsidiary operations.  Effective August 7, 2006, the Company’s wholly-owned Colorado subsidiary, Talon Gold (US) LLC hired three employees to carry out work on the Company’s properties in Alaska.  Property investigation of $124,903 (2005 - $Nil) and donations of $11,664 (2005 - $Nil) increased for the same reason.  Wages of $48,017 (2005 - $Nil) were all incurred in the Alaskan operations.

Most other general expense categories such as professional fees, regulatory, travel and investor relations all increased as a result of the cost of the AngloGold transaction and the new operations in Alaska.

Liquidity and Capital Resources

As at August 31, 2006, the Company reported cash and cash equivalents of $10,561,671 compared to $6,695 for the year ended May 31, 2006, due to the closing of the private placements related to the AngloGold property acquisitions.

As at August 31, 2006, the Company had working capital of $9,543,969, compared to a working capital deficiency of $14,318 as at May 31, 2006.  During the three months ended August 31, 2006 the Company raised a total of $11,479,348 from two private placements.  The current cash and cash equivalents are sufficient to meet current cash requirements.  The Company may require additional financing to fund future exploration work on the Alaskan properties, if warranted.  It is estimated that the Company will require approximately $83,000 per month, or $1 million annually, to fund general and administrative expenses for the next twelve months.  In addition, the Company has committed to expend US$7.0 million (approximately Cdn$8.0 million) on the proposed 2006 and 2007 exploration programs on the Sale Properties and the Option Properties.  Based on the recent two recent private placements raising an aggregate of $11,479,348, the Company believes sufficient funds are in hand to finance these expenditures.

The Company expects that it will operate at a loss for the foreseeable future and may require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties.  Historically the Company has satisfied capital requirements primarily through the issuance of equity securities and through loan(s) from directors and officers.  The Company currently has funding commitments or arrangements for additional financing at this time and, there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Transactions with Related Parties

During the period the Company paid $50,099 (2005 - $15,000) in management fees and salaries to officers and $Nil (2005 - $856) in professional fees to a company controlled by an individual who is a director of the Company.

At August 31, 2006, included in accounts payable and accrued liabilities was $536,979 (May 31, 2006 - $2,515) owing to related parties.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company is presently in the process of negotiating for the acquisition of additional mineral tenures in Alaska, but there can be no assurance that any such transactions will be concluded.  In addition, the Company is proposing to acquire, by staking, additional mining claims in Alaska, but there can be no assurance that it will be successful in doing so.

Critical Accounting Estimates

Not required for Venture Issuers.

Changes in Accounting Policies, including Initial Adoption

See Management Discussion and Analysis for the fiscal year ended May 31, 2006.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments which include cash, GST recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loan payable and due to related parties approximate their respective fair values due to their short-term maturity.

Disclosure with Respect to Management Compensation

As required by TSXV Policy, the Company provides the following disclosure with respect to management compensation:

1.

During the quarter ended August 31, 2006, the Company did not have any standard compensation arrangements, directly or indirectly, with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity, except for the following officers, who are paid the following amounts, either as employees or consultants:

Name	Position	Monthly Salary/Consulting Fee
Jeffrey A. Pontius	President	USD 15,833(1)
Russell Myers	Vice-President, Exploration	USD 8,333(2)
Quentin Mai	Vice-President, Corporate Communications	CAD 4,000(3)
Anton J. Drescher	Former President	CAD 5,000(4)

Notes:

1.

Pursuant to an employment agreement dated August 7, 2006 between Talon Gold (US) LLC and Mr. Pontius, Talon has retained Mr. Pontius as its President.  Mr. Pontius is paid a monthly salary plus a benefit package, the cost of which package approximates USD 6,500 per month.  There are no provisions in such employment agreement with respect to severance or payment on termination.

2.

Pursuant to an employment agreement dated August 7, 2006 between Talon Gold (US) LLC and Mr. Myers, Talon has retained Mr. Myers as its Vice-President, Exploration.  Mr. Myers is paid a monthly salary plus a benefit package, the cost of which package approximates USD 3,500 per month.  There are no provisions in such employment agreement with respect to severance or payment on termination.

3.

Pursuant to a consulting agreement dated August 1, 2006 between ITH and Mr. Mai, ITH has retained Mr. Mai to provide investor relations services to the Company.  The agreement is terminable on thirty days notice by either party.

4.

Pursuant to an arrangement with Harbour Pacific Capital Corp., a company controlled by Mr. Drescher, ITH paid Harbour Pacific a monthly fee for consulting and accounting services provided by Harbour Pacific.

2.

The Company does not have any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries, during the quarter ended August 31, 2006.

3.

The Company does not have any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.